W.R. HAMBRECHT + CO., LLC
Pier 1, Bay 3
San Francisco, California 94111

June 17, 2013

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Tiffany Piland

Re:          Truett-Hurst, Inc.
Registration Statement on Form S-1 (File No. 333-187164)
Request for Acceleration

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several placement agents, hereby joins in the request of Truett-Hurst, Inc. that the effective date of the Registration Statement be accelerated so that it will become effective as of 4:30 p.m., Eastern Time on June 19, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 86 copies of the Preliminary Prospectus dated June 5, 2013 and no copies of the Preliminary Prospectus dated June 17, 2013 through the date hereof, to underwriters, dealers, institutions and others.

Thank you for your assistance and cooperation with this matter.

Very truly yours, W.R. HAMBRECHT + CO., LLC

/s/ Barrie Graham
Barrie Graham Chief Operating Officer